Exhibit (a)(1)(H)

FOR IMMEDIATE RELEASE

Press Contact:
Pacific International Group Holdings LLC
(702) 430-8808

Pacific International Group Holdings LLC Announces Final Results of its Issuer Tender Offer to Acquire
All Outstanding Share of Common Stock of Platinum Energy Resources, Inc.

LAS VEGAS, (January 12, 2010) Pacific International Group Holdings LLC announced today the final results of its cash tender offer for all of the outstanding shares of common stock of Platinum Energy Resources, Inc. (OTCBB: PGRI.OB) for $0.50 per share in cash, which commenced on December 10, 2009 and expired at 5:00 p.m. New York City time, on January 11, 2010.  Pacific has accepted for payment all shares validly tendered and not withdrawn pursuant to its tender offer for all outstanding shares of common stock of Platinum.  Pacific will purchase up to 90,701 shares of Platinum’s common stock, at a price of $0.50 per share, for an aggregate purchase price of up to $45,350.50.

Based upon the final tabulation by BNY Mellon Shareholder Services, the depositary for the offer, 45,701 shares were properly tendered and not withdrawn and 45,000 shares were tendered pursuant to a letter of transmittal, but no stock certificate for such shares was presented.  BNY Mellon Shareholder Services will promptly issue payment for the shares validly tendered and accepted for payment, and will promptly issue payment for the shares that were tendered pursuant to a letter of transmittal but without a stock certificate upon presentation of a stock certificate for such shares or confirmation that such shares have been re-issued in book-entry format and registered in the name of Pacific.

Pacific waived the waivable condition to the tender offer that there would have been validly tendered and not withdrawn before the tender offer expires shares that constituted, together with the number of shares of Platinum currently owned by Pacific, at least two-thirds (2/3) of the outstanding shares (excluding shares held in treasury) immediately prior to the expiration of the tender offer.

Forward-Looking Statements

Except for historical information contained in this press release, the statements made in this press release constitute forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause Pacific to modify, delay, or suspend its tender offer for shares of Platinum, including the following: changes in Platinum’s stock price, changes in Platinum’s operating results, general market conditions, changes in general economic conditions, including economic conditions within the oil and gas markets, new competition, and tax or regulatory requirements. Certain of these risk factors and other considerations are detailed in Platinum’s Form 10-K for the year ended December 31, 2008 and other reports and documents subsequently filed with the Securities and Exchange Commission.